UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

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Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 1, 2020

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel
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VEON Ltd.

Victoria Place, 31 Victoria Street
Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1 June 2020, 11.00 am Central European Time

The meeting will be held at the following office address:

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

VEON Ltd.

Victoria Place, 31 Victoria Street
Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

It is a pleasure to invite you to the 2020 Annual General Meeting of Shareholders (the “2020 AGM”) of VEON Ltd. (“VEON” or the “Company”). The board of directors of the Company (the “Board”) has resolved that the 2020 AGM will be held on Monday, 1 June 2020 at 11.00 am Central European Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. Only the holders of record of VEON shares (“Shareholders”) at the close of business on 1 May 2020, the record date for the 2020 AGM, are entitled to vote at the 2020 AGM under Bermuda law and the bye-laws of the Company.

The agenda of the meeting is as follows:

1.	Receipt by Shareholders of the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2019;

2.	Re-appointment of PricewaterhouseCoopers Accountants N.V. (“PwC”) as auditor of the Company for a term expiring at the conclusion of the 2021 Annual General Meeting of Shareholders of the Company and authorisation of the Board to determine the remuneration of the auditor;

3.	Election of individual directors to the Board; and

4.	Any other business which may properly come before the meeting or any adjournment of the meeting.

The formal notice of the 2020 AGM is set out on pages 4 to 9 of this document.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2019 (prepared in accordance with IFRS) appear on the Investors page of the Company’s website at www.veon.com.

At the 2020 AGM, the affirmative vote of a simple majority of the votes cast will be required to re-appoint PwC as the Company’s auditor to hold office until the conclusion of the 2021 Annual General Meeting of Shareholders of the Company and authorise the Board to determine the remuneration of the auditor.

Voting on the election of directors at the 2020 AGM will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 8 of this document. Each shareholder will have 12 votes for each share they hold in the Company to allocate for the election of directors.

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Please see the proxy form enclosed with this Notice for further information on how to vote your shares in the Company for the election of directors.

VEON Shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the 2020 AGM. In light of the social distancing requirements implemented in response to the Covid-19 pandemic (the “Covid-19 Restrictions”), eligible Shareholders who wish to attend the meeting in person may only do so electronically, in accordance with bye-law 31.1 of the VEON bye-laws. Further details of such electronic participation will be forwarded to eligible Shareholders in due course. Owing to the Covid-19 Restrictions, Shareholders who seek to attend the 2020 AGM in person will be turned away for security reasons, as permitted under bye-law 31.2 of the VEON bye-laws. If you have any questions, you may contact Nik Kershaw at +31 (0)20 79 77 200 or ir@veon.com.

Information regarding the resolutions to be proposed at the 2020 AGM is set out on pages 8 and 9 of this document. We encourage you to read that information carefully.

The Board recommends that Shareholders vote in favour of the proposal for the re-appointment of PwC as the Company’s auditor.

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VEON Ltd.
(the “Company”)

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2020

TO THE SHAREHOLDERS OF THE COMPANY:

NOTICE is given that the 2020 Annual General Meeting of the shareholders of the Company (the “2020 AGM”) will be held on Monday, 1 June 2020 at 11.00 am Central European Time at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands, to receive the report of the Company’s auditor and the financial statements of the Company for the financial year ended 31 December 2019 and to vote upon the following proposals:

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PwC”) as auditor of the Company for a term expiring at the conclusion of the 2021 Annual General Meeting of Shareholders of the Company and to authorise the board of directors of the Company (the “Board”) to determine the remuneration of the auditor.

2.	To appoint Osama Bedier as a director of the Company.

3.	To appoint Mikhail Fridman as a director of the Company.

4.	To appoint Gennady Gazin as a director of the Company.

5.	To appoint Andrei Gusev as a director of the Company.

6.	To appoint Gunnar Holt as a director of the Company.

7.	To appoint Robert Jan van de Kraats as a director of the Company.

8.	To appoint Alexander Pertsovsky as a director of the Company.

9.	To appoint Hans Holger Albrecht as a director of the Company.

10.	To appoint Mariano De Beer as a director of the Company.

11.	To appoint Peter Derby as a director of the Company.

12.	To appoint Amos Genish as a director of the Company.

13.	To appoint Stephen Pusey as a director of the Company.

14.	Any other business which may properly come before the meeting or any adjournment of the meeting.
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If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion.

The Board has set 1 May 2020 as the record date for the 2020 AGM. This means that only those persons who are registered holders of VEON common shares at the close of business on that record date will be entitled to receive notice of the 2020 AGM and to attend and vote at the meeting and any adjournment of the meeting. In light of the social distancing requirements implemented in response to the Covid-19 pandemic (“Covid-19 Restrictions”), eligible shareholders who wish to attend the meeting in person may only do so electronically, in accordance with bye-law 31.1 of the VEON bye-laws. Further details of such electronic participation will be forwarded to eligible shareholders following receipt by the Company of relevant proof of ownership of common shares. Owing to the Covid-19 Restrictions, shareholders may not attend Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands on the day of the 2020 AGM, and will be turned away for security reasons, as permitted under bye-law 31.2 of the VEON bye-laws. This notice should be read in conjunction with the accompanying information.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2019 (prepared in accordance with IFRS) appear on the Investors page of the Company’s website at www.veon.com.

Information about the nominees for appointment to the Board is set out in the material accompanying this notice.

By Order of the Board

Marlies Smith
Secretary
Dated 1 May 2020

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Record Date and Voting

Registered holders of record of the Company’s common shares will be entitled to vote at the 2020 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of the Company’s common shares if your common shares are registered in your name on the Company’s register of members at the close of business on the record date for the meeting, which is 1 May 2020. Holders of record of the Company’s common shares will receive a proxy form from the Company, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2020 AGM.

Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the common shares represented by the holder’s ADSs. You are a holder of VEON ADSs if your VEON ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as an ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the common shares represented by your ADSs.

If you hold ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your ADSs to be voted.

Registered holders of shares can vote at the 2020 AGM by ballot. If you are an ADS holder you may not vote your shares electronically at the 2020 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2020 AGM. If you are an ADS holder and you do not submit your proxy form or voting instruction with respect to your shares, then your shares shall be voted in accordance with the votes of all other shares represented and voting at the meeting (excluding for such purposes the votes of any shareholder beneficially owning more than five per cent of the shares entitled to vote at the 2020 AGM).

A quorum for the transaction of business at the 2020 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50 per cent plus one voting share of the total issued voting shares in the Company at the relevant time.

In light of the Covid-19 Restrictions, only certain nominated representatives of the Company will be physically allowed to attend the 2020 AGM in person. Instead, eligible shareholders who wish to attend the meeting may do so electronically, in accordance with bye-law 31.1 of the VEON bye-laws. Further details of such electronic participation will be forwarded to eligible shareholders following receipt by the Company of relevant proof of ownership of common shares. Owing to the Covid-19 Restrictions, shareholders may not attend Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands in person on the day of the 2020 AGM, and will be turned away for security reasons, as permitted under bye-law 31.2 of the VEON bye-laws.

Pursuant to the Company’s bye-laws, the proposals are subject to the following voting requirements in order to pass:

•	The resolution for the re-appointment of the auditor and authorisation to the Board to determine the remuneration of the auditor is subject to the affirmative vote of a simple majority of the votes cast at the 2020 AGM.

•	The resolutions for appointment of the director nominees will be voted upon by way of cumulative voting, with each shareholder having 12 votes for each share they hold in the Company. Shareholders may allocate 12 votes for each common share among the director candidates detailed below.

Further details on the cumulative voting procedures relevant to the 2020 AGM are set out on page 8 below.

In the event a quorum is not present at the 2020 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as may be determined in accordance with the bye-laws of the Company.

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Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the 2020 AGM.

If you are a registered holder of the Company’s common shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 29 May 2020 at 11.00 am Central European Time or by attending the 2020 AGM electronically and voting at the meeting. If you are a holder of ADSs and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 22 May 2020 at 12.00 noon Eastern Daylight Time in the United States. If you hold your ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of the Company’s common shares or ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:

Mail

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands
Attention: Nik Kershaw

Email

E-mail: ir@veon.com

Phone

Phone: +31 (0)20 79 77 200

Please do not attend Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands, in person for any reason.

If a Shareholder wishes to attend the 2020 AGM electronically, as permitted by bye-law 31.1 of the VEON bye-laws, please contact Nik Kershaw on the details above and electronic participation details will be given to you in due course following receipt of confirmation of ownership of common shares.

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The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The Board has recommended that the shareholders vote in favour of Proposal 1.

Proposal 1: Re-Appointment of Auditor

Text of Proposed Resolution:

1.	To re-appoint PricewaterhouseCoopers Accountants N.V. (“PwC”) as auditor of the Company for a term expiring at the conclusion of the 2021 Annual General Meeting of Shareholders of the Company and to authorise the board of directors of the Company (the “Board”) to determine the remuneration of the auditor.

Explanatory Information:

•	In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor.
•	The appointment of the auditor is made by shareholders on an annual basis. The Board may be authorised by the shareholders to determine the remuneration of the auditor. The Company maintains its financial statements in accordance with IFRS.

Proposals 2-13: Election of the Board

Text of Proposed Resolutions:

2.	To appoint Osama Bedier as a director of the Company.
3.	To appoint Mikhail Fridman as a director of the Company.
4.	To appoint Gennady Gazin as a director of the Company.
5.	To appoint Andrei Gusev as a director of the Company.
6.	To appoint Gunnar Holt as a director of the Company.
7.	To appoint Robert Jan van de Kraats as a director of the Company.
8.	To appoint Alexander Pertsovsky as a director of the Company.
9.	To appoint Hans Holger Albrecht as a director of the Company.
10.	To appoint Mariano De Beer as a director of the Company.
11.	To appoint Peter Derby as a director of the Company.
12.	To appoint Amos Genish as a director of the Company.
13.	To appoint Stephen Pusey as a director of the Company.

Explanatory Information:

•	Members of the Board are elected for one-year terms, which will expire at the Annual General Meeting of Shareholders of the Company to be held in 2021 (unless the director is removed from office or his or her office is vacated in accordance with the bye-laws of the Company).
•	Information about the candidates seeking appointment to the Board is attached to this document as Attachment 1.

Shareholder Approval Required:

•	The election of the Board itself is conducted by cumulative voting, which allows proportionate representation of shareholders on the Board.
•	In accordance with the Company’s bye-laws, each shareholder should multiply the number of voting shares that it holds by twelve (the number of directors to be elected to the Board from among the twelve nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among two or more of the nominees proposed to be elected to the Board.
•	Each shareholder should vote on each of Proposals 2 to 13 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction
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enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.

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Attachment 1 to the 2020 AGM Notice

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE VEON BOARD

Osama Bedier has served as a member of the Board since July 2018. Mr. Bedier is a member of the Board’s Digital and Innovation Committee. Mr. Bedier is the founder and Chief Executive Officer of Poynt, which develops and markets a credit card processing terminal for small businesses. Mr. Bedier also serves on the Boards of QIWI, WePay and PayRange. Prior to founding Poynt, Mr. Bedier served as the Vice President of Payments at Google from 2011 to 2013, where he created Google Wallet. Prior to Google, Mr. Bedier spent nine years running product and engineering at PayPal. He has also held engineering leadership roles at eBay, Gateway Computers and AT&T Wireless. Mr. Bedier holds a bachelor’s degree in computer science from University of California, Riverside.

Mikhail M. Fridman has been a member of the Board since April 2010. He currently serves as the Chairman of the Supervisory Board of the Alfa Group Consortium and as a member of the boards of directors of JSC Alfa-Bank since 1994, ABH Holdings S.A. since 2015, LetterOne Holdings SA since 2013, LetterOne Investment Holdings SA since 2015 and LetterOne Core Investments SARL since 2019. In addition, Mr. Fridman has served as a member of the supervisory board of X5 RETAIL GROUP N.V. since 2006. He is a member of the Public Chamber of the Russian Federation. Mr. Fridman served as a member of the board of directors of OJSC VimpelCom from July 2001 until April 2010. In 1989, together with his partners, Mr. Fridman founded the Alfa Group Consortium. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal Metallurgical Works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Gennady Gazin has served as a member of the Board since June 2015, and as an alternate director of the Board from October 2014 until his appointment as a director. Mr. Gazin is serving as Chairman of the Board’s Nominating and Corporate Governance Committee as well as a member of its Audit and Risk Committee and its Finance Committee. He served as Chairman of a special committee of the Board overseeing the Company’s response to inquiries by various authorities and a related internal investigation until the committee’s dissolution on August 3, 2016. Mr. Gazin has served as an Affiliate Partner at Lindsay Goldberg, a New York based private equity firm, since 2015 and as Chairman of the Board at Genesis Philanthropy Group since 2014. He has also served as a member of the advisory board of LetterOne Technology LLP since 2015 and DVO Private Equity since 2018. From 2007 to 2012, Mr. Gazin served as CEO of EastOne, an international investment advisory group. Prior to EastOne, Mr. Gazin worked at McKinsey & Company’s New York and Moscow offices for 14 years, during which time he was an active member of the Telecommunications practice and served as the Senior Partner responsible for McKinsey’s CIS practice. Mr. Gazin started his professional career as a systems and telecommunications engineer at Bell Communications Research/Tellcordia and General Dynamics in the USA. Mr. Gazin received a bachelor’s degree in Electrical Engineering from Cornell University in 1987, a master’s degree in Electrical Engineering from Stanford University in 1988 and an M.B.A. from the Wharton School of Business at the University of Pennsylvania in 1993.

Andrei Gusev has served as a member of the Board since April 2014. Mr. Gusev is serving as Chairman of the Board’s Finance Committee and as a member of its Nominating and Corporate Governance Committee. Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and served as its Director of Business Development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an M.B.A. from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

Gunnar Holt has served as a member of the Board since June 2015. Mr. Holt is serving as a member of the Board’s Audit and Risk Committee, Finance Committee and Compensation Committee. Mr. Holt has served on a number of corporate boards. Mr. Holt was a Senior Advisor at Telenor ASA from 2006 to 2017 and previously served as Group Finance Director. From 1995 to 1999, he worked at Aker ASA and Aker RGI ASA, serving as Executive Vice President

Attachment 1 - 1

and CFO. From 1986 to 1995, he held various leadership positions in the Aker Group, including Deputy President of Norwegian Contractors AS, Executive Vice President and Chief Financial Officer of Aker Oil and Gas Technology AS, President of Aker Eiendom AS and Finance and Accounting Director of Aker Norcem AS. From 1978 to 1986, he served as Executive Officer and Special Advisor in the Norwegian Ministry of Petroleum and Energy. Mr. Holt holds a Doctor of Business Administration degree and Advanced Postgraduate Diploma in Management Consultancy from Henley Management College, Brunel University, in the United Kingdom, an M.B.A. from the University of Queensland in Australia, and an M.B.A. in finance from the University of Wisconsin. He also received a Diplomøkonom from The Norwegian School of Management.

Robert Jan van de Kraats RA (Chartered Accountant) has been a member of the Board since July 2018. He serves as the Chairman of the Board’s Audit and Risk Committee. He has served as Chairman of the Board of TMF Group, a global provider of payroll, accounting, corporate secretarial and alternative investment services, since 2018. He has also served as a non-executive director / supervisory board director with Royal Schiphol NV, an aviation company majority held by the Dutch state, since 2015, and OCI NV, a fertilizer and chemicals company, since 2014. In addition, he has served as a member of the advisory board of privately held retailer SuitSupply since 2018. Mr. van de Kraats served as an advisor to the Dutch Authority for the Financial Markets (AFM) from 2013 to 2019. He also served as the Chief Financial Officer and a member of the Executive Board of Randstad Holding NV from 2001 to 2018, serving as the Vice Chairman of the Executive Board from 2006 to 2018. In addition, he served as a member of the Commission on Dutch Corporate Governance from 2013 to 2019, which designed a new corporate governance code for the Netherlands. He began his career in 1979 with Deloitte Dijker van Dien (now part of PwC).

Alexander Pertsovsky has been a member of the Board since July 2018. He serves as a member of the Board’s Compensation Committee. Mr. Pertsovsky joined LetterOne Technology in London on 1 January 2018 from Bank of America Merrill Lynch. At Bank of America Merrill Lynch, Mr. Pertsovsky served as the Country Executive for Russia & CIS since February 2013. Prior to that, Mr. Pertsovsky was at Renaissance Capital, which he joined in 2002 and oversaw the institutional securities business and our activities in Russia. He became Chief Executive Officer of Renaissance Capital in 2007. Mr. Pertsovsky holds an MS degree in Applied Mathematics from the Moscow Institute of Radio, Engineering and Automation. He also received an M.B.A. from Columbia University in 2002.

Hans Holger Albrecht has been nominated as a prospective member of the Board, subject to shareholder approval at the 2020 AGM. Mr. Albrecht has served as the Chairman of the supervisory board of Scout24 AG, a publicly listed operator of online marketplaces in several industries, since 2018. In addition, Mr. Albrecht has served as a member of the boards of directors of Norwegian mobile network operator Ice Group AS since 2015 and German cable provider Tele Columbus AG since 2019. Mr. Albrecht has also served as a member of the digital advisory board of German retail bank Deutsche Postbank since 2016. Mr. Albrecht has been the Chief Executive Officer of Deezer Group since 2015, a French online music streaming service. Mr. Albrecht was the President and Chief Executive Officer of Millicom International Cellular S.A., a telecom and media group offering digital services to over 50 million customers in Africa and Latin America, from 2012-2015, and Modern Times Group MTG AB, a publicly traded Swedish digital entertainment company, from 1998 to 2012. Mr. Albrecht holds a doctorate from Ruhr-Universitat Bochum in Germany and a master of law from the University of Freilburg.

Mariano De Beer has been nominated as a prospective member of the Board, subject to shareholder approval at the 2020 AGM. Mr. De Beer served as the Chief Commercial and Digital Officer as well as a member of the Global Executive Committee at British telecommunications services provider Telefonica UK from 2016 to 2020. Mr. De Beer served at Microsoft from 2013 to 2016, first as president of its Brazilian division from 2013 to 2015 and then as president of its Latin America / New Markets division. Prior to that , Mr. De Beer served as Chief Executive Officer of the Education Group at Brazilian media conglomerate Groupo RBS from 2011 to 2013. Mr. De Beer held roles of increasing seniority at Brazilian telecommunications group Telefonica Brasil from 2000 to 2011, culminating in his appointment as Chief Executive Officer in 2010. Mr. De Beer began his career at McKinsey & Company. He received a bachelor’s degree in marketing from Universidad Argentina de la Empresa in 1992 and an M.B.A. from Georgetown University in 1996.

Attachment 1 - 2

Peter Derby has been nominated as a prospective member of the Board, subject to shareholder approval at the 2020 AGM. Mr. Derby currently serves as a partner of investment management company Concinnity Advisors LP, which he founded in 2007. From 2018 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2003 to 2005, Mr. Derby served as the Managing Executive for Operations and Management for the United States Securities and Exchange Commission. In 1989, he participated in the founding of DialogBank, the first private Russian bank to receive an international banking license, where he served as Chairman of the Board from 1997 to 1998 and as President and CEO from 1991 to 1997. Mr. Derby also founded the first Russian investment firm in 1991, Troika Dialog, where he served as Chairman of the Board from 1997 to 1998 and as President and CEO from 1991 to 1997. He began his career in banking and finance with roles at Chase Manhattan Bank and later at National Westminster Bank. Mr. Derby received a bachelor’s degree in accounting, finance and international finance from New York University in 1983.

Amos Genish has been nominated as a prospective member of the Board, subject to shareholder approval at the 2020 AGM. Mr. Genish currently serves on the board of representatives of music video and entertainment services distributor VEVO LLC, and has served as Chairman of the Board of Israeli on-demand mobility company Gett since 2019. He has also served as the Senior Partner and the Head of Digital Retail at Brazilian investment bank BTG Pactual since 2019. Previously, Mr. Genish served on the board of directors of the Brazilian publicly listed bank Itau Unibanco Holding S.A. from 2017 to 2019. Mr. Genish also served as the Chief Executive Officer of Telecom Italia from 2017 to 2018, the Chief Convergence Officer of French mass media conglomerate Vivendi in 2017, and the Chief Executive Officer of the Vivo division of telecommunications group Telefonica Brazil from 2015 to 2016. Mr. Genish co-founded and served as the Chief Executive Officer of Brazilian telecommunications company Global Village Telecom from 1999 to 2015. He started his career at KPMG in Israel. Mr. Genish received a bachelor’s degree in accounting and economics from Tel Aviv University in 1986.

Stephen Pusey has been nominated as a prospective member of the Board, subject to shareholder approval at the 2020 AGM. Mr. Pusey has served on the boards of directors of publicly listed British multinational energy and services company Centrica PLC and publicly listed US cybersecurity company FireEye, Inc. since 2015. In addition, Mr. Pusey has also served on the board of directors of digital product engineering services provider GlobalLogic, Inc, since 2016, Accedian Networks, Inc., a US developer of network communication and application monitoring software and hardware, since 2017 and Canadian middleware manufacturer Solace Systems, Inc. since 2018. Mr. Pusey has served as a senior adviser to Bridge Growth Partners, an American private equity fund that invests in technology and financial services companies, since 2017. Mr. Pusey previously served on the board of directors of British global semiconductor and software design company ARM Holdings PLC from 2015 to 2016. In addition, Mr. Pusey served as the Group Chief Technology Officer of Vodaphone Group PLC from 2006 to 2015. Mr. Pusey held positions of increasing seniority at Nortel Networks from 1982 to 2006, culminating in his appointment as President, Europe of Nortel Networks UK Ltd. in 2005. Mr. Pusey began his career as an apprentice at British Telecom Plc in 1977.

Attachment 1 - 3

VEON LTD.

PROXY FORM

Your proxy must be received by 11:00 am Central European Time on 29 May 2020 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Board of VEON Ltd. (“VEON” or the “Company”) for the annual general meeting of VEON shareholders to be held on 1 June 2020.

The undersigned appoints Scott Dresser and Alexander Lemke, jointly and severally, as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares of VEON held of record by the undersigned on 1 May 2020 at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME: SIGNATURE AND SEAL OF NOTARY PUBLIC AT __________________ (PLACE) DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VEON Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands or send a scanned copy of it by e-mail to Alex.Lemke@veon.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN FRONT OF A NOTARY PUBLIC and must be received no later than 11.00 am Central European Time on 29 May 2020.

PROXY FORM

2020 ANNUAL GENERAL MEETING OF VEON LTD.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER.

FOR PROPOSALS 1 PLEASE VOTE “FOR”, “AGAINST” OR “ABSTAIN”. PROPOSAL 1 WILL BE DETERMINED BY SIMPLE MAJORITY OF THE VOTES CAST.

PROPOSALS 2 TO 13 (INCLUSIVE) WILL BE DETERMINED BY CUMULATIVE VOTING AS FOLLOWS:

•	PLEASE MULTIPLY THE NUMBER OF SHARES YOU HOLD BY TWELVE (12) REPRESENTING THE NUMBER OF BOARD POSITIONS AVAILABLE FOR ELECTION AND ALLOCATE YOUR VOTES BESIDE THE NAME(S) OF YOUR NOMINEE(S).

IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSAL 1 YOU VOTE “FOR” THE PROPOSAL, AND FOR PROPOSALS 2 TO 13 (INCLUSIVE), THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE CANDIDATES FOR ELECTION AS DIRECTORS AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

IF THE ABOVE VOTING INSTRUCTIONS ARE NOT FOLLOWED, YOUR VOTES MAY NOT BE COUNTED AT THE 2020 ANNUAL GENERAL MEETING OF THE COMPANY.
PROPOSAL	VOTING INSTRUCTIONS
1. To re-appoint PricewaterhouseCoopers Accountants N.V. (“PwC”) as auditor of the Company for a term expiring at the conclusion of the 2021 Annual General Meeting of Shareholders of the Company and to authorise the board of directors of the Company (the “Board”) to determine the remuneration of the auditor.	FOR ☐	AGAINST ☐	ABSTAIN ☐
2. To appoint Osama Bedier as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

3. To appoint Mikhail Fridman as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

4. To appoint Gennady Gazin as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

5. To appoint Andrei Gusev as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

PROXY FORM

2020 ANNUAL GENERAL MEETING OF VEON LTD.

PROPOSAL	VOTING INSTRUCTIONS
6. To appoint Gunnar Holt as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

7. To appoint Robert Jan van de Kraats as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

8. To appoint Alexander Pertsovsky as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

9. To appoint Hans Holger Albrecht as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

10. To appoint Mariano De Beer as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

11. To appoint Peter Derby as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

12. To appoint Amos Genish as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR

13. To appoint Stephen Pusey as a director of the Company.	(multiply shares by 12 and allocate votes): VOTES FOR